Exhibit 99.1

THE CASH STORE FINANCIAL SERVICES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended June 30, 2011

(UNAUDITED)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
REVENUE
Loan fee	$33,944	$35,183	$103,071	$100,671
Other income	15,767	12,153	43,170	29,709
	49,711	47,336	146,241	130,380

EXPENSES
Salaries and benefits	19,719	18,490	57,495	50,975
Selling, general and administrative	8,760	7,583	27,008	20,131
Retention payments	6,774	5,833	20,541	16,133
Rent	4,805	3,927	14,202	10,973
Advertising and promotion	1,445	1,169	4,187	3,465
Provision for loan losses	662	200	1,979	302
Depreciation of property and equipment	1,903	1,627	5,913	4,970
Amortization of intangible assets	263	255	687	686
Class action settlements - Note 8	3,206	100	3,206	2,915
	47,537	39,184	135,218	110,550

INCOME BEFORE INCOME TAXES	2,174	8,152	11,023	19,830

PROVISION FOR INCOME TAXES
Current	1,986	2,117	4,701	5,011
Future (recovery)	(967)	559	(685)	1,677
	1,019	2,676	4,016	6,688

NET INCOME AND COMPREHENSIVE INCOME	$1,155	$5,476	$7,007	$13,142

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Note 10
Basic	17,338,749	17,012,172	17,207,307	16,873,438
Diluted	17,677,463	17,671,299	17,630,413	17,466,262

BASIC EARNINGS PER SHARE
Net income and comprehensive income	$0.07	$0.32	$0.41	$0.78

DILUTED EARNINGS PER SHARE
Net income and comprehensive income	$0.07	$0.31	$0.40	$0.75

See accompanying notes to interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(Unaudited)

(in thousands)

	Three Months Ended		Nine Months Ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
RETAINED EARNINGS, BEGINNING OF PERIOD	$37,985	$26,156	$35,906	$21,860
Dividends on common shares	(2,083)	(1,701)	(5,856)	(5,071)
Net income and comprehensive income for the period	1,155	5,476	7,007	13,142
RETAINED EARNINGS, END OF PERIOD	$37,057	$29,931	$37,057	$29,931

See accompanying notes to interim consolidated financial statements

INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited)

(in thousands)

	June 30	September 30
	2011	2010
ASSETS
Cash - Note 3	$18,839	$19,639
Other receivables - Note 4	12,206	9,940
Consumer loans receivable - Note 5	4,153	4,460
Prepaid expenses and other	1,924	2,437
Current future income taxes	1,851	614
	38,973	37,090

Long term receivable - Note 4	741	450
Deposits and other	981	382
Future income taxes	2,041	2,381
Property and equipment	26,450	24,986
Intangible assets	10,556	10,648
Goodwill - Note 6	39,133	39,108
	$118,875	$115,045

LIABILITIES
Accounts payable and accrued liabilities - Note 7	$17,609	$17,027
Income taxes payable	2,136	2,116
Current portion of deferred revenue	1,234	1,277
Current portion of deferred lease inducements	498	427
Current portion of obligations under capital leases	1,062	961
	22,539	21,808

Deferred revenue	5,167	5,916
Deferred lease inducements	1,129	1,039
Obligations under capital leases	768	991
Future income taxes	2,148	1,936
	31,751	31,690

SHAREHOLDERS' EQUITY
Share capital - Note 9	46,053	43,468
Contributed surplus - Note 11	4,014	3,981
Retained earnings	37,057	35,906
	87,124	83,355
	$118,875	$115,045

See accompanying notes to interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	Three Months Ended		Nine Months Ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
Cash provided by (used in):

OPERATING ACTIVITIES
Net income	$1,155	$5,476	$7,007	$13,142
Items not affecting cash:
Depreciation of property and equipment	1,903	1,627	5,913	4,970
Amortization of intangible assets	263	255	687	686
Provision for loan losses	662	200	1,979	302
Equity loss on investments	-	100	-	100
Stock-based compensation - Note 11	173	247	570	657
Future income taxes (recovery)	(967)	559	(685)	1,677
	3,189	8,464	15,471	21,534
Change in non-cash operating items:
Other receivables, long-term receivable	(632)	108	(2,557)	(1,550)
Prepaid expenses, deposits and other	39	68	(86)	(722)
Income taxes receivable/payable	1,363	1,305	20	3,496
Accounts payable and accrued liabilities	1,449	5,470	(1,966)	2,409
Deferred revenue	(283)	(19)	(792)	(57)
Deferred lease inducements	(44)	159	161	211
Cash generated by operating activities	5,081	15,555	10,251	25,321

INVESTING ACTIVITIES
Consumer loans receivable	(69)	(480)	(1,672)	(775)
Business acquisitions	-	(4,476)	(25)	(4,476)
Purchase of intangible assets	(52)	(267)	(595)	(460)
Purchase of property and equipment	(1,036)	(4,743)	(7,022)	(11,777)
Change in accounts payable and accrued liabilities related to property and equipment	421	-	2,548	-
Purchase of long-term investments	-	-	-	(360)
Cash used by investing activities	(736)	(9,966)	(6,766)	(17,848)

FINANCING ACTIVITIES
Proceeds from (repayment of) obligations under capital leases	(164)	181	(477)	28
Dividends paid on common shares	(2,083)	(1,701)	(5,856)	(5,071)
Issuance of common shares	1,381	380	2,048	1,554
Cash used by financing activities	(866)	(1,140)	(4,285)	(3,489)

INCREASE (DECREASE) IN CASH	3,479	4,449	(800)	3,984
CASH, BEGINNING OF PERIOD	15,360	17,550	19,639	18,015
CASH, END OF PERIOD	$18,839	$21,999	$18,839	$21,999

Supplemental cash flow information:
Interest paid	$42	$45	$120	$102
Interest received	9	1	22	2
Income taxes paid (inclusive of tax refunds)	616	811	4,671	1,654
Non-cash investing and financing activities:
Capital lease obligations incurred	$90	$-	$355	$-

See accompanying notes to interim consolidated financial statements

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2011, AND 2010 (Unaudited)

Nature of Business

The Cash Store Financial Services Inc. (the “Company”) operates under two branch banners in Canada: Cash Store Financial and Instaloans, who act as brokers to facilitate short-term advances and provide other financial services, including, but not limited to, direct lending and facilitating the opening of bank accounts to income-earning consumers. As at June 30, 2011, the Company operated 582 (June 30, 2010 - 525) branches.  The Company has operations in Canada and in the United Kingdom.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. who operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

The Company’s earnings are seasonal.  Typically the Company has its highest revenues in the current quarter followed by the fourth quarter, the first quarter, and then lastly the second quarter.

Note 1 - Significant Accounting Policies

           Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and differ in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), as described in Note 14. The unaudited consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All significant inter-company balances and transactions have been eliminated.

All figures are presented in Canadian dollars and are reported in accordance with Canadian generally accepted accounting principles.

The preparation of financial statements in conformity with Canadian and U.S. GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ from those estimates made by management.  The carrying values of future income tax assets and liabilities, property and equipment, goodwill and intangible assets, the estimated accrued liabilities related to the class action lawsuits, the allowance for doubtful accounts related to consumer loans and the depreciation periods of property and equipment and the amortization periods of intangible assets, are the more significant items which reflect estimates in these financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2011, AND 2010 (Unaudited)

Note 1 - Significant Accounting Policies (continued)

These unaudited interim consolidated financial statements are prepared in accordance with Canadian and U.S. GAAP for interim financial statements and do not include all of the disclosures normally contained in the Company's annual consolidated financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the notes thereto for the fifteen month period ended September 30, 2010 included in the Company's annual report.

Note 2 - Changes in Accounting Policies and Practices

There have been no changes in accounting policies and practices under Canadian GAAP that have impacted these unaudited interim consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards (IFRS)

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as the Company, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. The Company has decided to adopt U.S. GAAP instead of IFRS as its primary basis of financial reporting commencing in fiscal 2012.

The decision to adopt U.S. GAAP was made to enhance communication with shareholders and improve the comparability of financial information reported with its U.S. based competitors and peer group.

Note 3 - Cash

The significant components of cash are as follows:

	June 30	September 30
	2011	2010
Cash	$14,800	$16,671
Restricted cash	4,039	2,968
	$18,839	$19,639

Restricted cash includes $4,039 (2010 - $2,968) in funds to facilitate claims related to the British Columbia class action lawsuit settlement (Note 8 (a)).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2011, AND 2010 (Unaudited)

Note 4 - Other Receivables

	June 30	September 30
	2011	2010
Due from investee corporations	$128	$492
Due from suppliers	10,924	7,223
Other	1,895	2,675
	$12,947	$10,390

Included in other is a long-term receivable in the amount of $741 (2010 - $450).

Note 5 - Consumer Loans Receivable

	June 30	September 30
	2011	2010
Short-term advances receivable	$5,614	$3,644
Term loans receivable	916	1,327
Allowance for doubtful accounts	(2,377)	(511)
	$4,153	$4,460

Note 6 - Goodwill

	June 30	September 30
	2011	2010
Balance, beginning of period	$39,108	$34,554
Goodwill acquired	25	4,881
Disposal of goodwill	-	(327)
Balance, end of period	$39,133	$39,108

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2011, AND 2010 (Unaudited)

Note 7 - Accounts Payable and Accrued Liabilities

	June 30	September 30
	2011	2010
Trade accounts payable and accrued liabilities	$3,383	$5,733
Class action settlements - Note 8	4,187	2,153
Accrued salaries and benefits	4,091	2,725
Amounts due to third party lenders	4,845	5,647
Other	1,103	769
	$17,609	$17,027

Note 8 - Class Action Settlements

(a)	British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc. (Canada), Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third-party lenders added to the claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle.  The settlement has been approved by the Court. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9,400 in cash and $9,400 in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses.  The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $10,921 to date has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  It is possible that additional settlement costs could be required. In the current quarter, the Company increased the provision by $3,206 due to new information being received. As at June 30, 2011, the remaining accrual is $4,039.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2011, AND 2010 (Unaudited)

Note 8 - Class Action Settlements (continued)

(b)	Alberta

The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.  On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain our customers’ third-party lenders, directors and officers added to the Claim.

The Company conducts business in accordance with applicable laws and is defending the action vigorously.  However, the likelihood of loss, if any, is not determinable at this time.

(c)	Manitoba

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store (Canada), Instaloans, and Cash Store Financial proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from The Cash Store (Canada) or Instaloans.  The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada.

The Company conducts business in accordance with applicable laws and is defending the action vigorously.  Further it will be maintained that most of the proposed class members are bound by the judgment in the settlement of the Ontario class action in 2008, as approved by the Ontario Superior Court of Justice and that accordingly the action should be dismissed.  However, the likelihood of loss, if any, is not determinable at this time.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2011, AND 2010 (Unaudited)

Note 9 - Share Capital

(a)	Issued share capital

	June 30		September 30
	2011		2010
	Number of		Number of
	Shares	Amount	Shares	Amount
Authorized:
Unlimited common shares with no par value
Issued:
Balance, beginning of period	17,085,727	$43,468	16,959,492	$40,222
Transfer from contributed surplus for stock
options exercised - Note 11	-	537	-	1,769
Options exercised	170,821	878	514,034	2,397
Warrants exercised	150,000	1,170
Shares repurchased	-	-	(387,799)	(920)
Balance, end of period	17,406,548	$46,053	17,085,727	$43,468

On June 30, 2009, the Company announced its intention to make a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, certain of its common shares. The Company purchased and subsequently cancelled 387,799 common shares at a cost of $3,336 for the fifteen months ended September 30, 2010. This bid expired on July 2, 2010.

(b)	Options to Employees and Directors

The Company has an incentive stock option plan for certain employees, officers and directors.  Options issued under the plan have vesting terms that vary depending on date granted and other factors.  All stock options must be exercised over specified periods not to exceed five years from the date granted.
	June 30		September 30
	2011		2010
	Total Options	Weighted	Total Options	Weighted
	for Shares	Average Price	for Shares	Average Price
Outstanding, beginning of period	1,019,322	$8.07	1,128,356	$4.72
Granted	-	-	460,000	12.18
Exercised	(170,821)	5.25	(514,034)	4.66
Forfeited	(10,000)	5.52	(55,000)	5.69
Outstanding, end of period	838,501	8.67	1,019,322	8.07
Exercisable, end of period	476,831	$6.76	321,644	$5.00

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2011, AND 2010 (Unaudited)

Note 9 - Share Capital (continued)

(b)	Options to Employees and Directors (continued)

At June 30, 2011, the range of exercise prices, the weighted average exercise price and weighted average remaining contractual life are as follows:

		Weighted
		Average	Weighted
	Number	Remaining	Average	Number
Fiscal Year Granted	Outstanding	Term	Exercise Price	Exercisable
2008	251,266	17 mos.	$3.79	251,266
2009	169,733	33 mos.	6.75	101,402
2010	417,502	43 mos.	12.78	124,163
	838,501	33 mos.	$6.76	476,831

(c)	Warrants to outside agents

	June 30		September 30
	2011		2010
		Weighted		Weighted
	Number of	Average	Number of	Average
	warrants	Exercise Price	Warrants	Exercise Price
Balance, beginning of period	150,000	$7.80	150,000	$7.80
Issued	nil	nil	nil	nil
Exercised	150,000	7.80	nil	nil
Expired	nil	nil	nil	nil
Balance, end of period	nil	nil	150,000	$7.80
Exercisable for shares, end of period	nil	nil	150,000	$7.80

On May 14, 2009, the Company entered into an agreement for the exclusive financing services of a financing agent. In consideration of providing these financial advisory and agency services, non-transferrable warrants to acquire up to a total of 150,000 common shares in the Company were issued at a strike price of $7.80 per share expiring on May 14, 2011. On April 26, 2011, the Company received $1,170 of proceeds related to the 150,000 warrants being exercised by the financing agent.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2011, AND 2010 (Unaudited)

Note 10 - Per Share Amounts

Basic net income per common share is calculated by dividing net income attributable to common shares by the total weighted average common shares outstanding during the period. Diluted net income per common share is calculated to give effect to share option awards and warrants.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to common shares equaled diluted income attributable to common shares for all periods presented.

	For the three months ended		For the nine months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
Basic total weighted average common shares
outstanding	17,338,749	17,012,172	17,207,307	16,873,438
Effect of dilutive securities
Share option awards	314,098	509,127	360,018	442,824
Warrants	24,616	150,000	63,088	150,000
Diluted total weighted average common
shares outstanding	17,677,463	17,671,299	17,630,413	17,466,262

Note 11 - Contributed Surplus

For stock options granted to certain employees, officers and directors after July 1, 2002, the Company records compensation expense using the fair value method.  Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense, which has been recorded in selling, general, and administrative expenses, with a corresponding increase to contributed surplus. When options are exercised, the fair-value amount in contributed surplus is credited to share capital.

	For the three months ended		For the nine months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
Balance, beginning of period	$4,001	$3,794	$3,981	$4,311
Stock options exercised	(160)	(295)	(537)	(1,222)
Stock-based compensation expense	173	247	570	657
	$4,014	$3 746	4,014	$3,746

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2011, AND 2010 (Unaudited)

Note 12 - Subsequent Event

Dividends

On July 27, 2011, the Company declared a quarterly dividend of $0.12 per common share. The dividend is payable on August 25, 2011, to shareholders of record on August 10, 2011.

Note 13 - Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Note 14 - U.S. GAAP Reconciliation

The Company prepares its unaudited interim consolidated financial statements in accordance with Canadian GAAP, which conforms, from a recognition and measurement perspective, in all material aspects applicable to the Company with U.S. GAAP for the periods presented. Presentation differences and additional disclosures required under U.S. GAAP are as follows:

(A)	Consolidated Statements of Cash Flows

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operating activities before changes in non-cash operating items in the consolidated statements of cash flows. U.S. GAAP does not permit this subtotal to be included in the consolidated statements of cash flows.

(B)	Allowance for Doubtful Accounts

The following table presents a summary of the activity related to the Company’s allowance for doubtful accounts in relation to our consumer loans receivable.

	For the three months ended		For the nine months ended
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
Balance, beginning of period	$1,741	$118	$511	$16
Provisions made during the period	662	200	1,979	302
Write-offs during the period	(26)	(146)	(113)	(146)
Balance, end of period	$2,377	$172	$2,377	$172

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2011, AND 2010 (Unaudited)

Note 14 - U.S. GAAP Reconciliation (continued)

(C)	Long - Term Investments

(a) The Cash Store Australia Holdings Inc.

The Company owns 3,000,000 common shares, or approximately 18.3% (2010 - 18.3%) of the outstanding common shares of The Cash Store Australia Holdings Inc. (AUC), which is listed on the TSX Venture Exchange. Of the 3,000,000 common shares, 900,000 common shares are subject to escrow provisions that prevent the Company from selling these shares until the following dates:

Date	Percentage	Common Shares
September 8, 2011	15%	450,000
March 8, 2012	15%	450,000
	30%	900,000

The Company accounts for the investment under the equity method of accounting as it has significant influence over strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The difference between the carrying amount of the investment and the underlying equity in net assets of the investee is not significant. The carrying value of the investment after applying the equity method of accounting was nil at June 30, 2011 and September 30, 2010. The aggregate quoted market value of this investment is $2,130.

(b) RTF Financial Holdings Inc.

The Company owns 6,000,000 common shares, or approximately 15.7% (2010 - 15.7%) of RTF Financial Holdings Inc. (RTF).

The Company accounts for the investment under the equity method of accounting as it has significant influence over strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The difference between the carrying amount of the investment and the underlying equity in net assets of the investee is not significant. The carrying value of the investment after applying the equity method of accounting was nil at June 30, 2011 and September 30, 2010. No aggregate quoted market value of the investment exists as RTF is not publicly traded.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2011, AND 2010 (Unaudited)

Note 14 - U.S. GAAP Reconciliation (continued)

(D)	Intangible Assets

The estimated aggregate annual amortization expense for the next five years for intangible assets subject to amortization is as follows:

Fiscal year ending September 30	2011	2012	2013	2014	2015
Amortization expense for intangible assets	$1,051	$1,051	$1,051	$1,051	$1,052

(E)	Income Taxes

Under Canadian GAAP, the tax effects of temporary differences are referred to as future income taxes. Under U.S. GAAP, the tax effects of temporary differences are referred to as deferred income taxes.

The Company currently does not have any unrecognized tax benefits. The Company’s tax returns for 2006 to present in Canada remain subject to examination by tax authorities. The Company’s tax returns for 2010 to present in the United Kingdom remain subject to examination by tax authorities.

(F)	Accounts Payable and Accrued Liabilities

Accrued liabilities included in trade accounts payable and accrued liabilities as at June 30, 2011, were $2,011 (2010 - $2,678).

The Company is also involved in other claims related to the normal course of operations. Management believes that it has adequately provided for these claims.

The Company acts as a broker on behalf of consumers seeking short term advances. The funding of the advances is provided directly to the customers by independent third party lenders. The Company has entered into written business arrangements with a number of third party lenders that are prepared to consider lending to customers. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the Company. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred.  The Company’s contingent risk is the balance of the third party lenders loan portfolio which totalled approximately $107,823 as at June 30, 2011 (2010 - $109,082).

To date, no claims have been made by the third party lenders and no payments have been made or accrued by the Company pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2011, AND 2010 (Unaudited)

Note 14 - U.S. GAAP Reconciliation (continued)

(G)	Stock Based Compensation

U.S. GAAP requires the Company to disclose nonvested share options, which is not required under Canadian GAAP. A summary of the status of the Company's nonvested share options as of June 30, 2011, and the changes during the nine months ended June 30, 2011, is presented below:

	June 30		September 30
	2011		2010
	2011		2010
	Total Options	Weighted	Total Options	Weighted
	for Shares	Average Price	for Shares	Average Price
Nonvested, beginning of period	697,678	$9.48	661,991	$4.70
Granted	-	-	460,000	12.18
Vested	(336,008)	7.63	(374,313)	4.85
Forfeited	-	-	(50,000)	5.71
Nonvested, end of period	361,670	$11.20	697,678	$9.48

The total intrinsic value of options exercised during the nine months ended June 30, 2011 was $1,500 (2010 - $3,610).  The total fair value of options that vested during the nine months ended June 30, 2011 was $952 (2010 - $996).

As at June 30, 2011 and September 30, 2010, the aggregate intrinsic value of options outstanding was $4,072 and $7,635, respectively, while the aggregate intrinsic value of the options that are currently exercisable was $3,085 and $3,322, respectively.

As at June 30, 2011, there was $914 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 1.6 years.

The Company is authorized to issue 2,044,936 equity share options under its existing stock option plan.

(H)	Financial Instruments

Valuation Techniques:

The fair values of financial instruments have been estimated on the basis of available market quotations or the use of appropriate price modeling commonly used by market participants to estimate fair value. Such modeling, if applicable, includes option-pricing models and discounted cash flow analysis using observable market based inputs to estimate fair value. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows and reflects management’s best estimates using external, readily observable, market data such: as future prices, interest rate yield curves, discount rates for time value, and standard market conventions, as well as, techniques such as discounted cash flow analysis and option-pricing models. However, the methods and assumptions followed to disclose fair values are inherently judgmental. Accordingly, fair values do not necessarily reflect amounts that would be received or paid in the case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies used are as follows:

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2011, AND 2010 (Unaudited)

Note 14 - U.S. GAAP Reconciliation (continued)

(H)	Financial Instruments (continued)

The fair value of cash, other receivables, consumer loans receivable, long-term receivable, accounts payable and accrued liabilities, in all material respects, approximate their carrying value due to the short-term nature of these balances. For obligations under capital leases, the fair values were determined by estimating future cash flows on a borrowing-by-borrowing basis, and then discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk at period-end for similar terms and types of debt arrangements.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments:

	June 30		September 30
	2011		2010
	Carrying
	Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash	$18,839	$18,839	$19,639	$19,639
Other receivables	12,206	12,206	9,940	9,940
Consumer loans receivable	4,153	4,153	4,460	4,460
Long term receivable	$741	$741	$450	$450
Financial Liabilities
Accounts payable and accrued liabilities	$17,609	$17,609	$17,027	$17,027
Obligations under capital leases	$1,830	$1,830	$1,952	$1,952

(I)	Recent United States Accounting Pronouncements

In 2010, FASB amended ASC Topic 310 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” The ASC significantly expands existing disclosures about the credit quality of financing receivables and their allowance for credit losses. The ASC affects all entities with financing receivables, excluding short-term trade accounts receivable or receivables measured at fair value or lower of cost and fair value. This section is effective for interim and annual reporting periods ending on or after December 15, 2010. The adoption of the provisions of ASC Topic 310 did not have a material impact on the Company’s consolidated financial statements.

In 2010, FASB issued ASU 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Issue No. 09-J).” The Task Force reached a consensus that an employee share-based payment with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade should be considered an equity classified award assuming all other criteria for equity classification are met. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning, on or after December 15, 2010.  The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2011, AND 2010 (Unaudited)

Note 14 - U.S. GAAP Reconciliation (continued)

(J)	Recent United States Accounting Pronouncements Not Yet Adopted

In December 2010, FASB issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2010. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In December 2010, FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. The objective of this Update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The Task Force reached a consensus that if an entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. This ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In April 2011, FASB issued ASU 2011-02, “Receivables: A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring.”  This ASU amends guidance for evaluating whether the restructuring of a receivable by a creditor is a troubled debt restructuring (TDR). The ASU responds to concerns that creditors are inconsistently applying existing guidance for identifying TDRs. ASU 2011-02 is effective for the first interim or annual period beginning on or after June 15, 2011. Retrospective application is required for restructurings occurring on or after the beginning of the fiscal year of adoption for purposes of identifying and disclosing TDRs. However, an entity should apply prospectively changes in the method used to calculate impairment on receivables. At the same time it adopts ASU 2011-02, the Company will be required to disclose the activity-based information about TDRs that was previously deferred by ASU No. 2011-01, Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2011, AND 2010 (Unaudited)

Note 14 - U.S. GAAP Reconciliation (continued)

(J)	Recent United States Accounting Pronouncements Not Yet Adopted (continued)

In May 2011, FASB issued ASU 2011-04 “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs.”  This ASU was issued concurrently with IFRS 13, Fair Value Measurements, to provide largely identical guidance about fair value measurement and disclosure requirements. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. The Company is required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable.  The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In June 2011, FASB issued ASU 2011-05 “Comprehensive Income: Presentation of Comprehensive Income.”  This ASU increases the prominence of other comprehensive income in financial statements. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.